

November 6, 2012

Via E-mail
Ms. Lily Dong
Chief Financial Officer
RDA Microelectronics, Inc.
6/F, Building 4, 690 Bibo Road
Pudong District, Shanghai 201203
The People's Republic of China

      RE: **RDA Microelectronics, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed March 16, 2012
              File No. 001-34943

Dear Ms. Dong:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin L. Vaughn

                    Kevin L. Vaughn
                    Accounting Branch Chief